02013546

**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

RECD S.E.C.
JAN 3 1 2002
1086

1-15230

PE
1-31-02

PROCESSED
FEB 1 1 2002
THOMSON
FINANCIAL

# FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER**

**PURSUANT TO RULE 13a-16 OR 15d-16 OF**

**THE SECURITIES EXCHANGE ACT OF 1934**

Dated January 31, 2002

Fording Inc. F/N FORDING ARRANGEMENT INC
(Translation of Registrant's Name Into English)

Suite 1000, 205-9th Avenue SE
Calgary, Alberta Canada T2G 0R4
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

This report furnished on Form 6-K shall be incorporated by reference into each of the Registration Statements under the Securities Act of 1933 of the registrant:
Form S-8 No. 333-13958


Exhibit Index appears on Page 3

CH1 2354752v1

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**FORDING INC.**

Date: January 31, 2002

By: ______________________

Name: James Frederick Jones
Title: Corporate Secretary

**Exhibit Index**

The following is a list of Exhibits included as part of this Report on Form 6-K.

News Release | **Fording**

Fording Inc. Suite 1000, 205 Ninth Avenue S.E.
Calgary, Alberta T2G 0R4

Q4 Report

# FORDING INC. ANNOUNCES STRONG EARNINGS FOR 2001 AND DECLARES DIVIDEND

**Income from operations more than doubled to $176 million.**
**Net income rose 173% to $95 million or $1.80 per share.**

**Calgary, January 30** – Fording Inc. (TSE/NYSE: FDG) announced today that income from operations for 2001 was $176 million, an increase of 106% over 2000. Net income for the year improved to $95 million, rising 173% to $1.80 per share. The improvement primarily resulted from higher realized sales prices for the Company's metallurgical coal products.

"Fording has delivered excellent results in all aspects of operational and financial performance," said Jim Gardiner, President and Chief Executive Officer. "We have achieved the second-best income from operations performance in our history, surpassed only in 1997 when the benchmark Asian price for high-quality metallurgical coal was approximately 20 percent higher than the current coal year."

The Board of Directors of Fording Inc. declared a quarterly dividend of twelve and one-half cents ($0.125) Canadian per share on the outstanding common shares, payable on March 15, 2002, to holders of record at the close of business on February 20, 2002.

For the year ended December 31, 2001:

- Earnings per share were $1.80, an increase of 173% from a year earlier;
- Income from operations more than doubled to $176 million;
- Cash flow increased to $159 million from $118 million in 2000;
- Net investing activities totaled $59 million, which largely represented expenditures to sustain the productive capacity of the operations and to upgrade equipment relocated to the Mountain Operations upon the completion of the Mildred Lake Operations contract;
- The Company purchased and cancelled 560,000 shares at an average price of approximately $26 Canadian per share since the inception of a normal course issuer bid in October 2001, leaving approximately 52 million common shares outstanding at year-end, and;
- The Company's financial position remained strong with a net debt to net debt plus equity ratio of 18%.

For the three months ended December 31, 2001, net income doubled to $28 million and includes a future income tax benefit of $8 million relating to a reduction of income tax rates in British Columbia. Income from operations for the quarter rose $12 million to $44 million. These results reflect metallurgical coal sales prices in the fourth quarter of 2001 that were 25% higher than during the same period in 2000. Coal sales of 3.3 million tonnes during the quarter were lower than the prior year and reflect low sales volumes in December of 800,000 tonnes. Factors contributing to the shortfall included:

- Slowed vessel turnaround due to continued port congestion in Queensland, Australia;



4

- Delayed vessel loading in December due to high winds and mechanical difficulties at Westshore Terminals (Westshore);
- Postponed shipping to a large eastern European customer due to their inability to obtain financing;
- Financial difficulties of three U.S. customers, and;
- Earlier than expected shutdown of a blast furnace in Italy.

Management believes that world seaborne hard-coking coal markets remain tightly balanced and, as such, looks forward to improved export-coal prices and sales volumes in 2002. The Company anticipates to sell 15.7 million tonnes of coal in 2002.

A conference call to discuss these results will be held Thursday, January 31, 2002 at 9:00 a.m. Mountain time, 11:00 a.m. Eastern time. To participate in the conference call, please dial 1-888-881-4892 or 416-640-4127 approximately ten minutes prior to the call.

## MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read together with the Company's unaudited consolidated financial statements for the period ended December 31, 2001, management's discussion and analysis of financial condition and the consolidated financial statements of the Company for the year ended December 31, 2000, and other public disclosure. The consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles.

### Overview

For the year ended December 31, 2001, income from operations more than doubled to $176 million from $86 million in 2000 and net income rose $60 million to $95 million. Earnings per share of $1.80 represented an increase of 173% over earnings of $0.66 per share in 2000. The Company's Mountain Operations achieved record income from operations in 2001. Sales volume of 15.0 million tonnes was essentially unchanged from last year's record volume of 15.1 million tonnes and sales prices increased in all of the Company's metallurgical coal markets. The income from operations of the Company's Prairie Operations also improved, primarily due to increased royalty revenue. The operating results of the Industrial Mineral Operations were adversely affected by slowing economic activity in 2001, particularly in the United States, and income from operations was below that achieved in 2000.

In the three months ended December 31, 2001, income from operations and net income rose to $44 million and $28 million respectively, from $31 million and $14 million in the same period of 2000. Earnings per share were $0.54, 100% higher than the fourth quarter of 2000. Improvements in fourth quarter resulted from higher sales prices for metallurgical coal. Several mainly short-term factors beyond the control of the Company restricted sales in the quarter to 3.3 million tonnes as compared to 3.9 million tonnes for the same period in 2000.

Summarized Statement of Net Income
(unaudited)

| (in millions) | For the three months ended December 31 2001 | 2000 | For the twelve months ended December 31 2001 | 2000 |
|---|---|---|---|---|
| Income from operations: | | | | |
| Mountain Operations | **$ 39.3** | $ 21.6 | **$ 142.0** | $ 46.1 |
| Prairie Operations | **7.8** | 10.3 | **40.0** | 38.2 |
| Industrial Minerals Operations | **(0.4)** | 1.8 | **2.4** | 6.8 |
| Corporate | **(3.1)** | (2.3) | **(8.0)** | (5.6) |
| | **43.6** | 31.4 | **176.4** | 85.5 |
| Interest and other expenses | **3.8** | 3.6 | **12.6** | 15.1 |
| Income taxes | **11.6** | 13.6 | **69.2** | 35.8 |
| Net income | **$ 28.2** | $ 14.2 | **$ 94.6** | $ 34.6 |
| Basic earnings per share | **$ 0.54** | $ 0.27 | **$ 1.80** | $ 0.66 |

Results of Operations

Mountain Operations

The Mountain Operations achieved record performance levels in 2001, with income from operations of $142 million, triple the level earned in 2000. Sales volume of 15.0 million tonnes was essentially unchanged from last year's record volume of 15.1 million tonnes. After many years of over-supply, metallurgical coal supply and demand returned to balance during 2000. Price increases were achieved in all of the Company's metallurgical coal markets for the coal year commencing April 1, 2001. In addition to price increases, demand has remained strong and volumes in excess of the prior year's record tonnage would have been achieved if vessel delays due to port congestion in Queensland, Australia, and if poor weather conditions and mechanical difficulties at Westshore had not prevented several vessels from loading in December. Operating revenues increased to $873 million from $756 million in 2000. Average coal sales prices from the Mountain Operations rose 16% over the prior year to US$40 while realized Canadian dollar prices rose to $58 per tonne from $50.

Cost of sales increased to $676 million in 2001 from $654 million in 2000 as a result of a 4% increase in the unit cost of sales. The rise in unit cost is principally attributable to higher distribution costs for metallurgical coal sales. Rail rates were increased effective April 1, 2001 in the same proportion as the price increase for metallurgical coal negotiated by the Company with certain of its Pacific market customers for the 2001 coal year. Higher port charges and an increase in sales to North American customers which are rail-direct deliveries also contributed to the increase in distribution costs. Selling, general and administrative expenses were essentially unchanged from the prior year, while depreciation and depletion decreased slightly to $52 million.

For the three months ended December 31, 2001, income from operations of $39.3 million was 82% higher than the same period of 2000. Average coal sales prices rose 25% to US$43 while Canadian dollar prices increased 21% to $63 per tonne. Higher hedged foreign exchange rates offset a portion of the US dollar increase. The benefit of higher coal sales prices were partially offset by lower sales volumes and higher distribution costs. High winds and mechanical problems at Westshore and port congestion in Queensland, Australia resulted in the delay of vessels scheduled to be loaded in the latter part of the quarter.

Prairie Operations

Income from operations rose slightly to $40 million in 2001 from $38 million in 2000. Royalty revenues received from third-party mining of Fording reserves, together with gains on the sale of equipment from the Mildred Lake Operation upon completion of the 10-year mining contract in July resulted in higher income. The two mine-mouth thermal operations at Genesee and Whitewood remain stable contributors to the financial results of the Company.

For the three months ended December 31, 2001, the Prairie Operations contributed $8 million in operating income, down from $10 million in the same period of 2000. The decrease was attributable to the completion of the Mildred Lake contract.

Industrial Minerals Operations

Income from operations in 2001 was significantly affected by a slowing of the global economy, particularly in the United States. As a result, income from operations declined to $2 million from $7 million in 2000. Wollastonite sales volume of 99,000 tonnes in 2001 was 21% lower than 2000. Reduced sales volumes were partially offset by a 12% increase in the average Canadian dollar sales price. Fourth quarter income from operations decreased $2 million from the same period of 2000 largely reflecting a 25% decline in sales volumes.

Other

Corporate costs of $8 million for 2001 increased $2 million over the prior year mainly because of the additional costs of being a public company. Fourth quarter costs were $3 million compared to $2 million for the same period of 2000.

Interest and other expenses decreased to $13 million in 2001 from $15 million in 2000. Lower debt levels in the current year reduced interest expense by $6 million. One-time costs associated with the corporate reorganization were $4 million in 2001. All reorganization costs have been reflected in the 2001 financial results. Fourth quarter costs were essentially unchanged as lower interest costs were offset by reorganization expenses.

Income taxes increased to $69 million in 2001 from $36 million in 2000 due to higher pre-tax income. The effective tax rate declined to 42% for 2001 from 51% in 2000 as a result of reassessments related to prior years being settled in 2001, and the one-time impact of lower British Columbia tax rates which was reflected in the future income tax provision in the fourth quarter.

Liquidity and Capital Resources

As at December 31, 2001, the Company's cash and cash equivalents were $4 million. Cash flow rose to $159 million in 2001 from $118 million in 2000 as a result of higher net income, largely attributable to the Mountain Operations. Cash used in investing activities rose to $59 million for the current year from $36 million in 2000. The increase is primarily due to spending at the Mountain Operations, where new haul trucks were purchased and equipment moved from Mildred Lake was refurbished, in addition to normal capital spending to sustain existing operations. Cash used in financing activities decreased to $69 million in 2001 from $110 million in 2000 due to the net effect of lower debt repayments and cash used for the Company's dividend payments and share buy back program. Shares purchased and cancelled under the Company's normal course issuer bid amounted to 560,000 shares at a total cost of approximately $15 million.

For the three months ended December 31, 2001 cash flow declined to $37 million from $40 million over the comparable period in 2000 despite an increase in income because of higher cash taxes in the fourth quarter of 2001. Net investing activities were $35 million in the fourth quarter 2001, up from $14 million in the same period of 2000 mainly due to the purchase of new haul trucks. Cash provided by financing activities was $14 million compared to a use of cash of $22 million in 2001. Net bank borrowings increased during the quarter to fund the purchase and cancellation of shares under the normal course issuer bid, to pay dividends, and to fund investing activities in excess of cash flow.

Outlook

Fording's Mountain Operations continue to have the largest impact on the financial results of the Company. Management believes that world seaborne hard-coking coal markets remain tightly balanced and, as such, looks forward to improved export-coal prices and sales volumes in 2002. Negotiations with the Japanese steel mills for the 2002 coal year commencing April 1, 2002 began in November and are ongoing. Fording anticipates coal sales of 15.7 million tonnes in 2002.

Westshore in British Columbia provides ship-loading services for approximately 90% of the Company's metallurgical coal. Agreements covering over 80% of the Westshore volume expire on March 31st and December 31st of 2002. Negotiations to renew these agreements are ongoing. The remaining agreement expires on December 31, 2004.

The Company has signed an interim continuation agreement with TransAlta Utilities Corporation to continue the Whitewood mining operations adjacent to the Wabamun power plant to the end of 2002. Negotiations for a longer-term arrangement with TransAlta continue.

Employees at the Whitewood mine ratified a new, five-year collective agreement in December 2001. The agreement provides for an average wage increase of 2.9% per year over the term of the agreement. Five-year agreements are now in place at each of the Company's five unionized operations. The three other Fording mines are non-union operations.

A 490 megawatt expansion at the Genesee power station received government approval in December 2001, and the owner of the plant, EPCOR, has announced it is proceeding with construction of the third generating unit. The power plant is supplied by the Genesee mine where Fording is a 50% joint venture partner with EPCOR. Fording's mining activity at Genesee will increase approximately 50% to meet the coal requirements of the expanded power station in late 2004.

In addition, Fording and ENMAX continue to advance the engineering, cost estimates, and preparation of technical and environmental applications for an electric power station at Brooks, consisting of two 500-megawatt coal-fired, supercritical boilers. The decision to advance the project will be determined on the completion of final engineering, regulatory approval and satisfactory commercial arrangements. The estimated cost of constructing the mine and bringing the first 500-MW unit on-line is approximately $800 million. The project could be in commercial production in late 2005 should a decision to proceed be made in 2002.

The demand for the products of the Industrial Minerals Operations is highly dependant on the general condition of the economy. The earnings performance of these operations is expected to improve when the economy, particularly in the United States, shows a turnaround.

In 2002, the Company expects cash flows to be more than sufficient to fund routine capital requirements and dividends. Regular capital expenditures are expected to be largely of a sustaining nature and are anticipated to be approximately $45 million. In addition to this, approximately $5 million is expected to be spent on the Brooks project through the regulatory approval and project assessment phase. Fording continually evaluates investments in capital assets to improve production efficiencies and product quality, and may identify additional opportunities throughout 2002.



8

## FORWARD LOOKING STATEMENT

Certain information included in this document is forward-looking including, without limitation, statements relating to the prices and demand for Fording's products or the impact of recent events. Such forward-looking information involves numerous assumptions, inherent risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking information made by or on behalf of Fording. Risks, uncertainties and other factors are discussed in our public filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

***For further information contact:***

Mark Gow, CA
Director, Investor Relations
(403) 260-9834
mark_gow@fording.ca

## OPERATING DATA

| | For the three months ended December 31 | | For the twelve months ended December 31 | |
|---|---|---|---|---|
| | **2001** | 2000 | **2001** | 2000 |
| Mountain Operations | | | | |
| Coal produced (million tonnes)* | **4.0** | 4.1 | **16.8** | 15.7 |
| Coal sales (million tonnes) | **3.3** | 3.9 | **15.0** | 15.1 |
| Average sales price ($US/tonne) | **$ 43.48** | $ 34.73 | **$ 39.95** | $ 34.38 |
| Average sales price ($CDN/tonne) | **$ 62.67** | $ 51.87 | **$ 58.30** | $ 50.20 |
| Prairie Operations | | | | |
| Coal delivered (million tonnes) | **1.4** | 1.2 | **5.6** | 5.5 |
| Industrial Minerals Operations | | | | |
| Wollastonite sales (thousand tonnes) | **23** | 31 | **99** | 125 |
| Average sales price ($US/tonne) | **$ 289** | $ 264 | **$ 292** | $ 273 |
| Employees at period-end | | | **1,917** | 1,909 |

* Includes 100% of production from Greenhills Operations



9

## FINANCIAL STATEMENTS

### Consolidated Statement of Income
(unaudited)

| (in millions, except per share amounts) | For the three months ended December 31 2001 | 2000 | For the twelve months ended December 31 2001 | 2000 |
|---|---|---|---|---|
| Revenues | **$ 234.9** | $ 235.4 | **$ 1,000.4** | $ 896.1 |
| Expenses | | | | |
| Cost of sales | **168.4** | 181.7 | **739.0** | 723.9 |
| Selling, general and administration | **5.6** | 2.8 | **15.2** | 12.4 |
| Depreciation, depletion | **17.3** | 19.5 | **69.8** | 74.3 |
| | **191.3** | 204.0 | **824.0** | 810.6 |
| Income from operations | **43.6** | 31.4 | **176.4** | 85.5 |
| Interest and other expenses, net (Note 3) | **3.8** | 3.6 | **12.6** | 15.1 |
| Income before taxes | **39.8** | 27.8 | **163.8** | 70.4 |
| Income taxes | **11.6** | 13.6 | **69.2** | 35.8 |
| Net income | **$ 28.2** | $ 14.2 | **$ 94.6** | $ 34.6 |
| Weighted average number of common shares outstanding | **52.2** | 52.5 | **52.5** | 52.5 |
| Basic earnings per common share | **$ 0.54** | $ 0.27 | **$ 1.80** | $ 0.66 |
| Diluted earnings per common share | **$ 0.54** | $ 0.27 | **$ 1.80** | $ 0.66 |

### Consolidated Statement of Retained Earnings
(unaudited)

| (in millions) | **December 31 2001** | December 31 2000 |
|---|---|---|
| Balance, beginning of year | **$ 361.2** | $ 419.6 |
| Net income | **94.6** | 34.6 |
| Dividends | **(32.2)** | (27.4) |
| Retained earnings, restatement | **-** | (65.6) |
| Balance, end of year | **$ 423.6** | $ 361.2 |

**Consolidated Balance Sheet**
(unaudited)

| (in millions) | December 31 2001 | December 31 2000 |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash, temporary investments | $ 3.7 | $ 2.6 |
| Accounts receivable | 54.3 | 47.6 |
| Inventories | 156.8 | 128.6 |
| Prepaid expenses | 6.9 | 4.2 |
| | 221.7 | 183.0 |
| Capital assets | 1,466.5 | 1,428.3 |
| Less: Accumulated depreciation, depletion and amortization | 659.4 | 624.0 |
| | 807.1 | 804.3 |
| Other assets | 11.5 | 7.4 |
| | $ 1,040.3 | $ 994.7 |
| **Liabilities and Shareholders' Equity** | | |
| Current liabilities | | |
| Bank indebtedness | $ 0.9 | $ 10.2 |
| Accounts payable | 78.5 | 68.8 |
| Income taxes payable | 1.7 | 4.1 |
| Current portion of long-term debt | - | 0.2 |
| | 81.1 | 83.3 |
| Non-current liabilities | 61.7 | 58.0 |
| Long-term debt | 131.0 | 144.0 |
| Future income taxes | 178.3 | 183.9 |
| | 452.1 | 469.2 |
| Shareholders' equity | | |
| Capital stock | 125.5 | 126.4 |
| Capital contributed | 1.8 | 15.0 |
| Retained earnings | 423.6 | 361.2 |
| Foreign currency translation adjustments | 37.3 | 22.9 |
| | 588.2 | 525.5 |
| | $ 1,040.3 | $ 994.7 |

## Notes to Consolidated Financial Statements
(unaudited)

1. Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements, except as noted below. The financial statements should be read in conjunction with the Company's annual consolidated financial statements included in the 2000 Annual Review and other public disclosure.

2. Corporate Reorganization

On October 1, 2001, as part of a corporate Plan of Arrangement, Canadian Pacific Limited ("CPL") distributed its interests in Fording Corporation (old Fording Inc.) to a newly created publicly held Company, Fording Inc. (new Fording Inc.). As both Fording Corporation and Fording Inc. were under the control of CPL, the transaction was accounted for in a manner similar to a pooling-of-interests and the historical financial information of Fording Corporation became the historical financial information of newly formed Fording Inc.

3. Other expenses, net

| (in millions) | For the three months ended December 31 2001 | 2000 | For the twelve months ended December 31 2001 | 2000 |
|---|---|---|---|---|
| Interest expense | **$ 1.4** | $ 3.2 | **$ 8.5** | $ 15.0 |
| Interest income | **-** | - | **(0.1)** | (0.3) |
| Costs related to reorganization | **2.4** | - | **3.9** | - |
| Other costs | **-** | 0.4 | **0.3** | 0.4 |
| | **$ 3.8** | $ 3.6 | **$ 12.6** | $ 15.1 |



13

4. Segment information

| (in millions) | For the three months ended December 31 2001 | 2000 | For the twelve months ended December 31 2001 | 2000 |
|---|---|---|---|---|
| Mountain Operations | | | | |
| Revenues | $ 209.1 | $ 201.2 | $ 872.6 | $ 755.9 |
| Cost of sales | 155.7 | 165.6 | 676.1 | 654.2 |
| Selling, general and administration | 0.6 | 0.4 | 2.4 | 2.0 |
| Depreciation, depletion | 13.5 | 13.7 | 52.1 | 53.6 |
| Income from operations | 39.3 | 21.5 | 142.0 | 46.1 |
| Prairie Operations | | | | |
| Revenues | 14.7 | 21.0 | 80.2 | 84.7 |
| Cost of sales | 5.4 | 7.8 | 32.6 | 36.9 |
| Selling, general and administration | - | 0.6 | - | 0.6 |
| Depreciation, depletion | 1.5 | 2.3 | 7.6 | 9.0 |
| Income from operations | 7.8 | 10.3 | 40.0 | 38.2 |
| Industrial Minerals Operations | | | | |
| Revenues | 11.1 | 13.2 | 47.6 | 55.5 |
| Cost of sales | 7.3 | 8.3 | 30.3 | 32.8 |
| Selling, general and administration | 2.0 | 0.9 | 6.1 | 6.9 |
| Depreciation, depletion | 2.2 | 2.2 | 8.8 | 9.0 |
| Income from operations | (0.4) | 1.8 | 2.4 | 6.8 |
| Corporate | | | | |
| Selling, general and administration | 3.0 | 0.9 | 6.7 | 2.9 |
| Depreciation, depletion | 0.1 | 1.3 | 1.3 | 2.7 |
| Income from operations | (3.1) | (2.2) | (8.0) | (5.6) |
| Total | | | | |
| Revenues | $ 234.9 | $ 235.4 | $ 1,000.4 | $ 896.1 |
| Cost of sales | 168.4 | 181.7 | 739.0 | 723.9 |
| Selling, general and administration | 5.6 | 2.8 | 15.2 | 12.4 |
| Depreciation, depletion | 17.3 | 19.5 | 69.8 | 74.3 |
| Income from operations | 43.6 | 31.4 | 176.4 | 85.5 |
| Other expenses, net | 3.8 | 3.6 | 12.6 | 15.1 |
| Income taxes | 11.6 | 13.6 | 69.2 | 35.8 |
| Net income | $ 28.2 | $ 14.2 | $ 94.6 | $ 34.6 |

5. Earnings per share

Fording became an independent corporate entity on October 1, 2001 with its shares trading on the Toronto and New York stock exchanges effective October 3, 2001. Basic earnings per share has been calculated assuming that for all periods prior to October 1, 2001 the number of Fording shares outstanding was that which was outstanding immediately upon the completion of the Plan of Arrangement, which was 52.5 million shares.

Similarly, diluted earnings per share has been calculated assuming that the number of Fording options outstanding immediately after the completion of the Plan of Arrangement were outstanding for all periods prior to October 1, 2001. In calculating diluted earnings per share, the net income remains unchanged from the basic earnings per share calculation and the number of shares outstanding was increased for the dilutive effect of outstanding stock options. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.

| *(in millions)* | For the three months ended December 31 **2001** | 2000 | For the twelve months ended December 31 **2001** | 2000 |
|---|---|---|---|---|
| Weighted average number of common shares outstanding | **52.2** | 52.5 | **52.5** | 52.5 |
| Effect of dilutive securities - stock options | **0.2** | 0.2 | **0.2** | 0.2 |
| Weighted average number of common shares outstanding | **52.4** | **52.7** | **52.7** | **52.7** |

6. Foreign Exchange Forward Contracts

Exchange rate movements can have a significant impact on results as a significant portion of the Company's operating costs are incurred in Canadian dollars and most revenues are earned in US dollars. To manage its exposure to currency fluctuations, the Company has entered into foreign exchange forward contracts to fix the rate at which certain future anticipated flows of US dollars are exchanged into Canadian dollars. The following chart summarizes the Company's hedged positions commencing January 1, 2002. The unrealized loss on foreign exchange forward contracts as at December 31, 2001 is $183.5 million.

| Year | Amount Hedged (millions of US$) | Average Exchange Rates (CDN$/US$) | (US$/CDN$) |
|---|---|---|---|
| 2002 | 616 | 1.44 | 0.69 |
| 2003 | 535 | 1.53 | 0.65 |
| 2004 | 336 | 1.50 | 0.67 |
| 2005 | 184 | 1.42 | 0.70 |
| 2006 | 45 | 1.60 | 0.62 |
| Total | 1,716 | | |

7. Contingencies

During the normal course of business activity, the Company is occasionally involved in litigation proceedings. Management considers the aggregate liability, if any, to the Company in respect of these actions and proceedings not to be material.

8. Reclassification

Certain 2000 figures have been reclassified to conform to the presentation adopted for 2001.

***For further information contact:***

Mark Gow, CA
Director, Investor Relations
(403) 260-9834
mark_gow@fording.ca

## Consolidated Statement of Cash Flows

(unaudited)

| (in millions) | For the three months ended December 31 2001 | 2000 | For the twelve months ended December 31 2001 | 2000 |
|---|---|---|---|---|
| **Operating activities** | | | | |
| Net income | **$ 28.2** | $ 14.1 | **$ 94.6** | $ 34.6 |
| Depreciation, depletion | **17.5** | 19.5 | **70.9** | 74.3 |
| Future income taxes | **(8.6)** | 11.6 | **(9.6)** | 11.3 |
| Reclamation of minesites | **-** | 0.2 | **1.5** | 1.6 |
| Employee future benefits | **0.1** | (2.3) | **2.2** | 0.2 |
| Other | **(0.2)** | (3.4) | **(1.1)** | (3.6) |
| Cash flow | **37.0** | 39.7 | **158.5** | 118.4 |
| Change in non-cash working capital | **(16.4)** | (1.8) | **(30.3)** | 18.2 |
| Cash from operations | **20.6** | 37.9 | **128.2** | 136.6 |
| **Financing activities** | | | | |
| Dividends | **(6.6)** | (4.1) | **(32.2)** | (27.4) |
| Change in long-term debt | **50.0** | (8.0) | **(13.0)** | (100.2) |
| Change in bank indebtedness | **(15.7)** | (9.8) | **(9.3)** | 2.6 |
| Issuance of capital stock | **0.4** | - | **0.4** | - |
| Repurchase of capital stock | **(14.5)** | - | **(14.5)** | - |
| Capital contributed | **-** | - | **-** | 15.0 |
| | **13.6** | (21.9) | **(68.6)** | (110.0) |
| **Investing activities** | | | | |
| Additions to capital assets | **(36.5)** | (15.5) | **(65.3)** | (39.1) |
| Proceeds on disposal of capital assets | **1.2** | 0.5 | **6.6** | 0.7 |
| Other | **0.5** | 0.9 | **0.2** | 2.0 |
| | **(34.8)** | (14.1) | **(58.5)** | (36.4) |
| **Cash position*** | | | | |
| Increase (decrease) in cash | **(0.6)** | 1.9 | **1.1** | (9.8) |
| Cash at beginning of period | **4.3** | 0.7 | **2.6** | 12.4 |
| Cash at end of period | **$ 3.7** | $ 2.6 | **$ 3.7** | $ 2.6 |

* Cash is comprised of cash and investments maturing within three months